November 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Edwin Kim

Jan Woo

Re:	Aurora Innovation, Inc.

Registration Statement on Form S-1

File No. 333-260835

Acceleration Request

Requested Date: November 12, 2021

Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aurora Innovation, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-260835) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Megan Baier at (312) 636-2073.

Sincerely,

AURORA INNOVATION, INC.

/s/ Richard Tame
Richard Tame
Vice President, Finance

cc:	Chris Urmson

Will Mouat

Aurora Innovation, Inc.

Megan Baier

Mark Bass

Wilson Sonsini Goodrich & Rosati, P.C.